

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Richard Rubin, CEO and Chairman of the Board
Peregrine Industries, Inc.
40 Wall Street, 28th Floor
New York NY 10005

> **Re: Peregrine Industries, Inc.**
> **Form 8-K**
> **Filed September 24, 2010**
> **File No. 0-27511**

Dear Mr. Rubin:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

Melinda Hooker
Staff Accountant